Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, September 12, 2024.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to you to provide additional information following our previous communication dated on April 9th, 2024.
We hereby inform you that today, the Argentine Central Bank has notified us of Resolution No. 309, through which it has approved the acquisition by Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”) and Grupo Financiero Galicia S.A. (“Grupo Galicia”) of HSBC Latin America B.V.’s (“HLA”) shareholding in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (the “Transaction”), as formalized in the share purchase agreement (the “Purchase Agreement”).
As a result, once the terms and conditions outlined in the Purchase Agreement have been met and any remaining regulatory approvals have been secured, the Transaction will be closed and timely communicated.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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